UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SANGAMO BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

800677106

(CUSIP Number)

September 28, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800677106			13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RA Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares

		6.	Shared Voting Power 1,220,209 shares

		7.	Sole Dispositive Power 0 shares

		8.	Shared Dispositive Power 1,220,209 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,220,209 shares

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 1.7%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 800677106			13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares

		6.	Shared Voting Power 1,220,209 shares

		7.	Sole Dispositive Power 0 shares

		8.	Shared Dispositive Power 1,220,209 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,220,209 shares

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 1.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 800677106			13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares

		6.	Shared Voting Power 872,848 shares

		7.	Sole Dispositive Power 0 shares

		8.	Shared Dispositive Power 872,848 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 872,848 shares

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP No. 800677106

Item 1.

(a) Name of Issuer: Sangamo Biosciences, Inc. (the “Issuer”).

(b) Address of the Issuer’s Principal Executive Offices: 501 Canal Blvd, Richmond, California 94804.

Item 2.

(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by Peter Kolchinsky, RA Capital Management, LLC (“Capital”), and RA Capital Healthcare Fund, L.P. (the “Fund”). Mr. Kolchinsky, Capital and the Fund are collectively referred to herein as the “Reporting Persons.”

(b) Address of Principal Business Office: The principal business office of the Reporting Persons is c/o RA Capital Management, LLC, 20 Park Plaza, Suite 1200, Boston, MA 02116.

(c) Citizenship: Capital is a Massachusetts limited liability company. The Fund is a Delaware limited partnership. Mr. Kolchinsky is a United States citizen.

(d) Title and Class of Securities: Common stock (“Common Stock”).

(e) CUSIP Number: 800677106.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:**

RA Capital Management, LLC – 1,220,209 shares Peter Kolchinsky - 1,220,209 shares RA Capital Healthcare Fund, L.P. – 872,848 shares

(b)	Percent of Class:**

RA Capital Management, LLC – 1.7% Peter Kolchinsky – 1.7% RA Capital Healthcare Fund, L.P. – 1.2%

CUSIP No. 800677106

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote **

RA Capital Management, LLC - 0 shares Peter Kolchinsky - 0 shares RA Capital Healthcare Fund, L.P. - 0 shares

	(ii)	shared power to vote or to direct the vote**

RA Capital Management, LLC – 1,220,209 shares Peter Kolchinsky - 1,220,209 shares RA Capital Healthcare Fund, L.P. – 872,848 shares

	(iii)	Sole power to dispose or to direct the disposition of**

RA Capital Management, LLC - 0 shares Peter Kolchinsky - 0 shares RA Capital Healthcare Fund, L.P. - 0 shares

	(iv)	shared power to dispose or to direct the disposition of**

RA Capital Management, LLC – 1,220,209 shares Peter Kolchinsky - 1,220,209 shares RA Capital Healthcare Fund, L.P. – 872,848 shares

**Capital is the general partner of the Fund and serves as its investment adviser . Capital also serves as investment adviser for a separately managed account (the “Account”). As the investment adviser for the Fund and the Account, Capital may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer owned by the Fund or the Account. Mr. Kolchinsky is the manager of Capital and therefore may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Capital. Capital is a registered investment adviser within the meaning of Rule 13d-1(b)(1)(ii)(E), and Mr. Kolchinsky is a control person of Capital within the meaning of Rule 13d-1(b)(1)(ii)(G). Capital and Mr. Kolchinsky disclaim beneficial ownership of the securities reported above other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Amendment shall not be deemed an admission that either Capital or Mr. Kolchinsky is the beneficial owner of such securities for any other purpose. Shares reported herein for the Fund represent shares of Common Stock held of record by the Fund. Shares reported herein for Capital represent (a) the shares of Common Stock reported for the Fund and (b) shares of Common Stock held in the Account.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

CUSIP No. 800677106

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement by and among the Reporting Persons is incorporated herein by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on November 13, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2015

RA CAPITAL MANAGEMENT, LLC

By: /s/ Peter Kolchinsky

-------------------------------------------------

Peter Kolchinsky

Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky

-------------------------------------------------

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Management, LLC

General Partner

By: /s/ Peter Kolchinsky

-------------------------------------------------

Peter Kolchinsky

Manager